[Bank of the Ozarks Letterhead]

July 14, 2009

Ms. Kathryn McHale

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4720

Washington, DC 20549

Re:	Bank of the Ozarks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 11, 2009 File No. 000-22759

Dear Ms. McHale:

We are in receipt of your letter dated July 1, 2009 wherein you make comments to the Form 10-K for the fiscal year ended December 31, 2008 filed by Bank of the Ozarks, Inc. (the “Company”) on March 11, 2009. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety with the Company’s response following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation. page 32

Compensation Discussion and Analysis, page 16 of Definitive Proxy Statement on Schedule 14A

Cash Incentive Compensation, page 18 of Definitive Proxy Statement on Schedule 14A

1.

Please tell us why you have not disclosed the performance targets utilized in determining incentive compensation and general cash bonuses for your named executive officers for the 2008 fiscal year. For example, you have not disclosed any of the specific targets for incentive compensation or the specific targets for increased earnings over prior years that were used as bases for determining general cash bonuses for your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance

Ms. Kathryn McHale

July 14, 2009

objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response: The Company believes that the disclosure of performance targets utilized in determining incentive compensation and general cash bonuses is unnecessary for the following reasons:

•

As a threshold matter and as discussed in Compliance and Disclosure Interpretation 118.04 of Regulation S-K (the “Interpretation”), the Company understands that if performance targets are not material in the context of executive compensation policies, an issuer is not required to disclose performance targets. The Company’s compensation mix chart applicable to the Company’s named executive officers, which is on page 18 of the Company’s definitive proxy statement filed on March 11, 2009 (the “Proxy Statement”), indicates that for the year ended December 31, 2008, a little more than 80% of the named executive officers’ compensation was provided in the form of base salary, retirement and welfare benefits, and perquisites. Accordingly, incentive compensation and cash bonuses comprised under 20% of the total compensation for the named executive officers during the same period. During 2008, the Company’s compensation decisions and policies were focused on providing an overall competitive package of compensation with the most significant element of that package being base compensation. Unlike many public companies, the Company’s compensation decisions and policies are not driven by establishing performance targets in an effort to maximize variable compensation. Indeed, as a participant in the United States Department of the Treasury’s Capital Purchase Program, the Company’s significant reliance on base compensation in its compensation program is partially designed and intended to limit the taking of unwarranted risks which have caused significant difficulties for other depository institutions. Based on these considerations, and as reflected in the values of the compensation components which are the subject of your inquiry, the Company does not believe that the use of performance targets in determining incentive compensation and general cash bonuses were or are material in the context of the Company’s overall executive compensation policies.

•

Also as discussed in the Interpretation, the Company further understands that there is no requirement to provide quantitative targets for what are inherently subjective or qualitative assessments. First, as indicated on page 18 of the Proxy Statement, the amounts of the targeted cash bonuses which were paid in 2008 to seven executive officers and to one executive officer in January 2009 were subjectively determined. Second, the Company would also like to clarify that the term “targeted bonuses” is not a reference to a traditional incentive bonus based on achieving predetermined performance targets as such, but rather that such term is meant to denote that this bonus is limited in application to certain individuals

Ms. Kathryn McHale

July 14, 2009

selected or “targeted” by senior management, as contrasted with the general cash bonus program available to a wider group of Company employees. The Company does not use pre-set quantitatively determined performance targets for these “targeted” bonuses, and amounts paid to executive officers are determined after the fact, in the sense that on an ad hoc basis senior management decides at or toward the end of a fiscal period to evaluate whether extraordinary performance has been achieved by an individual during the fiscal period being reviewed. A determination of what constitutes extraordinary performance may involve considerations of, among other qualitative factors, leadership, communication, foresight and responsiveness to current economic and market conditions, as well as general economic performance. The Company has disclosed that targeted bonuses are subjectively determined. If the Company’s senior management is satisfied that extraordinary performance has been achieved, it may determine that bonuses are warranted and may make a recommendation to the Compensation Committee for the payment of a bonus. The amount to be awarded as a bonus is also based on a subjective determination and, as discussed in the Proxy Statement, is periodically accrued and paid only if Company-wide performance and earnings are deemed sufficient. What constitutes sufficient Company performance and earnings is also not an established quantitative target. For these reasons, the Company does not believe that relevant quantitative targets are determinable in regard to targeted bonuses, and that the Company’s existing disclosure sufficiently describes the process and factors considered in awarding targeted bonuses.

•

As disclosed on page 18 of the Proxy Statement, the Company did not pay any general cash bonus in 2008. Pursuant to Instruction 1 of Item 402 of Regulation S-K, the Company understands that the purpose of its Compensation Discussion and Analysis is to provide investors with material information necessary to understand the Company’s compensation policies and decisions regarding named executive officers. As no general cash bonus was paid, the Company does not believe that providing any information regarding a specific increased level of earnings over prior years is necessary to give an investor a better understanding of the Company’s compensation policies and decisions. For these reasons, the Company does not believe that disclosure of any particular quantitative earnings target in regard to determination of the general cash bonus is required.

•

As indicated on page 19 of the Proxy Statement, and similarly to the subjective nature of determining targeted bonuses discussed above, the process for granting Company stock options is highly subjective and is not tied to performance relative to achieving quantitative targets. The process is such that the Company’s senior management makes a recommendation to the Compensation Committee concerning the granting of stock options and the Compensation Committee then makes grants after considering such recommendation and evaluating other factors. Those factors are described on page 19 of the Proxy Statement. The

Ms. Kathryn McHale

July 14, 2009

recommendation by senior management is determined, not in regard to achievement of established quantitative targets, but rather on senior management’s consideration of any number of factors with the goal of maintaining a competitive pay program that attracts and retains qualified officers. Such recommendation is largely a product of senior management’s experience in the banking industry and its perception of multiple and varying factors, including the Company’s current position in its markets, the perceived potential impact that a grant of options might have, and the value of those options at a given moment in time. As discussed on page 19 of the Proxy Statement, in addition to considering senior management’s recommendation, the Compensation Committee considers other subjective factors, such as the propriety of the overall mix of equity-based compensation to cash compensation and the grantee’s potential for future positive contributions to the Company. For these reasons, the Company does not believe that the granting of stock options involves a process based on quantitative targets and does not believe that it is able to readily determine or disclose any such targets.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 33

Certain Transactions, page 29 of Definitive Proxy Statement on Schedule 14A

2.	We note the disclosure that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other loan customers of the company. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response: The Company confirms that the loans have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and that in future filings, when appropriate to make the disclosures specified in Instruction 4(c) to Item 404(a) of Regulation S-K, the Company will make those disclosures in conformance with that Instruction.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Kathryn McHale

July 14, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the Form 10-K and this letter to undersigned.

Sincerely,

/s/ Paul E. Moore
Chief Financial Officer and Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Justin Dobbie
Securities and Exchange Commission

George G. Gleason II
Bank of the Ozarks, Inc.

H. Watt Gregory, III
Kutak Rock LLP